Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of the financial condition and results of operations of Castor Maritime Inc. (“Castor”) for the six-month periods ended June 30, 2020 and 2019, the comparative financial information being presented on the basis of a revised six-month period following the Company’s decision to change its fiscal year end from September 30 to December 31. Unless otherwise specified herein, references to the “Company”, “we”, “our” and “us” or similar terms shall include Castor and its wholly owned subsidiaries. You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report. Amounts relating to percentage variations in period-on-period comparisons shown in this section are derived from such unaudited interim condensed consolidated financial statements. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For additional information relating to our management’s discussion and analysis of financial conditions and results of operations and a more complete discussion of the risks and uncertainties referenced in the preceding sentence, please see our Annual Report for the year ended December 31, 2019 (the “2019 Annual Report”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2020. Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2019 Annual Report.

Business Overview and Fleet Information

We are a growth-oriented global shipping company that was incorporated in the Republic of the Marshall Islands in September 2017 for the purpose of acquiring, owning, chartering and operating dry bulk vessels. Currently, we are a provider of worldwide seaborne transportation services for dry bulk cargo, including, among others, iron ore, coal and grain, collectively referred to as "major bulks," and steel products, fertilizers, cement, bauxite, sugar and scrap metal, collectively referred to as "minor bulks". Our common shares currently trade on the Nasdaq Capital Market, or Nasdaq, under the symbol "CTRM" and on the Norwegian OTC, or the NOTC, under the symbol "CASTOR".

As of the date of this report, we own a fleet which consists of four dry bulk carriers with an average age of 16.0 years and have a carrying capacity of 301,959 dead weight tons (dwt), which we refer to collectively as our "Fleet". On August 8, 2020, pursuant to an agreement entered into on June 30, 2020, we took delivery of the fourth vessel in our Fleet, a 2007 Chinese-built Panamax dry bulk carrier, or the M/V Magic Rainbow. On July 28, 2020, we, through a separate wholly-owned subsidiary, entered into an agreement to purchase a 2010 Japanese built Panamax dry bulk carrier which we expect to take delivery of either at the end of the third quarter or the beginning of the fourth quarter of 2020, subject to the satisfaction of certain customary closing conditions. Our commercial strategy primarily focuses on deploying our Fleet under a mix of period time charters and trip time charters according to our assessment of market conditions, adjusting the mix of these charters to take advantage of the relatively stable cash flows and high utilization rates associated with period time charters or to profit from attractive spot charter rates during periods of strong charter market conditions.

During the six-month period ended June 30, 2020 and up to August 31, 2020, our Fleet was managed by Pavimar S.A. (“Pavimar”), under the supervision of our Chief Executive Officer and our Board of Directors. Pavimar is controlled by the sister of our Chairman, Chief Executive Officer and Chief Financial Officer. Pavimar has in-house ship management expertise that allows it to provide and oversee every step of our Fleet’s management, including, but not limited to, the shipping operations throughout the life of the vessels, the superintendence of maintenance, repairs and dry-docking, insurance arrangements, provisioning, bunkering and various aspects of administrative support. Effective September 1, 2020, our Fleet is co-managed by Pavimar and Castor Ships S.A. (“Castor Ships” and, together, the “Managers”). For further information, see Recent Developments, below.

The following table summarizes key information about our Fleet as of the date of this report:

Vessel Name	Year Built	Cargo Capacity (dwt)	Vessel Type	Date delivered to Castor
Magic P	2004	76,453	Panamax	February 2017
Magic Sun	2001	75,311	Panamax	September 2019
Magic Moon	2005	76,602	Panamax	October 2019
Magic Rainbow	2007	73,593	Panamax	August 2020

We believe that we are well regarded by our charterers for our expertise and safety in conducting our operations, the good performance of our vessels and the first class cargo holds. We intend to leverage our expertise and relationships with our charterers and our Manager in growing our core business and pursuing further business and growth opportunities in the dry-bulk sector. As opportunities arise, we may acquire additional vessels and/or engage in investment opportunities incidental to the dry-bulk industry. We may fund possible growth plans through the use of cash on hand, cash from operations, debt financing which might also include capital lease financings, or equity offerings of our securities in the public or private markets. These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms or at all, thus, we cannot assure you that we will grow the size of our Fleet or that we will be able to execute our plans for growth.

Recent Developments

Nasdaq Minimum Bid Price Notice
On April 14, 2020, we received written notification from the Nasdaq Stock Market that we were not in compliance with the minimum $1.00 per share bid price requirement for continued listing on the Nasdaq and were initially provided with 180 calendar days, or until October 12, 2020, to regain compliance with the subject requirement. On April 20, 2020, the Nasdaq Stock Market informed us that due to the COVID-19 crisis, temporary relief has been granted related to minimum listing bid price requirements and our compliance period will be suspended until June 30, 2020, thus extending the period to regain compliance to December 28, 2020. We intend to monitor the closing bid price of our common stock during the compliance period and are considering our options to regain compliance with the Nasdaq minimum bid price requirement. This deficiency can be automatically cured, if the closing bid price of our common stock is $1.00 per share or higher for at least ten consecutive business days during the grace period.
Equity Transactions

On June 23, 2020, we entered into an agreement with Maxim Group, LLC, or Maxim, acting as underwriter pursuant to which we offered 59,110,000 units, each unit consisting of (i) one common share, par value $0.001 per share (a "Common Share") or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per Common Share (a "Pre-Funded Warrant"), and (ii) one Class A Warrant to purchase one Common Share (a "Class A Warrant"), for $0.35 per unit (or $0.34 per unit including a pre-funded warrant), or the Underwritten Public Offering. The Underwritten Public Offering, which closed on June 26, 2020, resulted in the issuance of 44,410,000 Common Shares and 14,700,000 Pre-Funded Warrants which were exercised and resulted in the issuance of 14,672,686 common shares, for which we have received gross proceeds amounting to $20.7 million.

On July 12, 2020, we entered into a securities purchase agreement with certain unaffiliated institutional investors (the “Securities Purchase Agreement”) for the issuance of an aggregate of 57,750,000 of our common shares in a registered direct offering, or the Registered Offering. Concurrently with the Registered Offering and pursuant to the Securities Purchase Agreement, we also concluded a private placement whereby we issued and sold warrants to purchase up to 57,750,000 of our common shares, or the Private Placement Warrants. Maxim served as the placement agent for the Registered Offering and the private placement pursuant to a placement agency agreement between Maxim and us. The Registered Offering, which closed on July 15, 2020, resulted in the issuance of 57,750,000 common shares and to an equivalent number of Private Placement Warrants for which we have received gross proceeds amounting to $17.3 million.

Vessel Acquisitions

On June 30, 2020, we entered into an agreement to purchase a 2007 Chinese-built Panamax dry bulk carrier, the M/V Magic Rainbow, for a purchase price of $7.85 million from an unaffiliated third-party seller. We took delivery of the M/V Magic Rainbow on August 8, 2020. On August 12, 2020, the M/V Magic Rainbow commenced employment under a charter party contract with Oldendorff Carriers GMBH & Co KG. The charter has a daily gross hire rate of $10,300 and an expected term of a minimum of three months and up to a maximum of five months.

On July 28, 2020, we entered into an agreement to purchase a 2010 Japanese-built Panamax dry bulk carrier, to be named M/V Magic Horizon, for a purchase price of $12.75 million from an unaffiliated third party seller. The acquisition is expected to be consummated by taking delivery of the vessel either at the end of the third quarter or the beginning of the fourth quarter of 2020.

COVID-19 Update

The COVID-19 pandemic has had and continues to have a significant negative impact on the global economy and the demand for shipping regionally as well as globally.

We believe the COVID-19 pandemic has resulted in lower dry bulk rates since March 2020 than those that could have been achieved in the absence of the virus, given the lower demand for some of the cargoes that we and our peers carry. As a result of this disruption, global economies have grounded to a halt which consequently adversely affected the derived demand for shipping transportation. As a result, two of our vessels which came up for charter renewal in the first and second quarters of 2020 were employed at comparably less favorable charter rates than those achieved during 2019 and those expected before the COVID-19 pandemic. However, from June 2020 onwards, we have seen a rebound in charter rates for the asset class we own and operate and we have been able to re-charter vessels that were open for renewal at improved charter rates compared to those prevailing in the first quarter of 2020 and up to May 2020.

Our crews are also adversely affected by the COVID-19 pandemic. Due to quarantine restrictions placed on embarking and disembarking crew members as well as additional procedures required when using commercial aviation and other forms of public transportation, our crews have had difficulty embarking and disembarking on our ships. Although the restrictions have, in certain cases, delayed crew embarking and disembarking on our ships, they have not materially affected our ability to crew out our vessels. Despite the fact that our ability to crew out our vessels may present operational risks that we cannot predict, we continue to monitor the situation with utmost care for the health and safety of our crew, while maximizing our efforts to ensure uninterrupted operations for our customers.

Given the uncertain nature of the socioeconomic and political circumstances arising from the COVID-19 pandemic, the duration of any business disruptions as well as any related financial impact cannot be further assessed at this point in time, but could further affect, at a lesser or more significant extent, our business, results of operations and financial condition.

New Management Agreements with Castor Ships

As of September 1, 2020, we and our shipowning subsidiaries entered into a master management agreement (the “Master Agreement”) with Castor Ships S.A. (“Castor Ships”), a company ultimately beneficially owned by our Chairman, Chief Executive Officer and Chief Financial Officer. Pursuant to the terms of the Master Agreement, each of our shipowning subsidiaries also entered into separate commercial shipmanagement agreements with Castor Ships (the “Commercial Shipmanagement Agreements” and together with the Master Agreement, the “Castor Ships Management Agreements”). Under the terms of the Castor Ships Management Agreements, having all September 1, 2020 as their effective date, Castor Ships manages overall our business and provides us with commercial, chartering and administrative services, including, but not limited to, securing employment for our fleet, arranging and supervising the vessels’ commercial operations, handling all our vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by us and our shipowning subsidiaries. In exchange for these services, we and our subsidiaries will pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of our business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Shipmanagement Agreements,  (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% per transaction in connection with any sale or purchase of vessels for us.

The Castor Ships Management Agreements have a term of five years and such term automatically renews for successive five-year terms on each anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Castor Ships Management Agreements are terminated by us, or are terminated by Castor Ships due to a material breach of the Master Agreement by us or a change of control in the Company, Castor Ships shall be entitled to a termination fee equal to four times the total amount of the flat management fee and the per vessel management fees calculated on an annual basis.
Revised Management Agreements with Pavimar
On September 1, 2020, our shipowning subsidiaries entered into revised shipmanagement agreements with Pavimar which replaced the existing shipmanagement agreements in their entirety (the “Technical Shipmanagement Agreements”). Pursuant to the Technical Shipmanagement Agreements, effective September 1, 2020, Pavimar will continue to provide the range of technical, crewing, insurance and operational services stipulated in the previous agreements in exchange for which Pavimar will be paid a daily fee of $600 per vessel, versus the previous daily fee of $500 per vessel. The Pavimar Shipmanagement Agreements also provide for an automatically renewable five-year term and related termination provisions.
Operating results

Factors Affecting Our Results of Operations

We believe that important concepts and measures for analyzing trends in our results of operations include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned our vessels. Ownership days are an indicator of the size of our Fleet over a period and determine both the level of revenues and expenses recorded during that specific period.

Available days. Available days for the Fleet are the Ownership days after subtracting off-hire days associated with major repairs, vessel upgrades, dry dockings or special or intermediate surveys and major unscheduled repair and off-hire days. Available days include ballast voyage days for which compensation has been received, if any. The shipping industry uses Available days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

Fleet utilization. We calculate Fleet utilization by dividing the Available days during a period (which include ballast voyage days for which compensation has been received) by the number of Ownership days during that period. Fleet utilization is used to measure a company’s ability to efficiently find suitable employment for its vessels and minimize the number of days that its vessels are off-hire for reasons such as major repairs, vessel upgrades, dry-dockings or special or intermediate surveys and other unforeseen events.

Off-hire. The period our Fleet is unable to perform the services for which it is required under a charter for reasons such as scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys or other unforeseen events.

Dry-docking.  We periodically dry-dock our Fleet for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Our ability to control our dry-docking expenses and our ability to complete our scheduled dry-dockings on time also affects our financial results.

Daily vessel operating expenses. The level of our vessels’ operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessels’ operating expenses also affects our financial results. These expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. Daily vessel operating expenses are calculated by dividing Fleet operating expenses by the Ownership days for the relevant period.

Daily company administration expenses. Daily company administration expenses include administration expenses such as audit fees, executive officer compensation and other miscellaneous expenses and are calculated by dividing company administration expenses by the Ownership days for the relevant period.

Daily management fees.  Daily management fees are calculated by dividing management fees by the Ownership days for the relevant time period and represent the fees payable to our Manager for managing our Fleet.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses and canal charges. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Time charter equivalent (“TCE”) Rate.  Our method of calculating TCE rate is determined by dividing revenues (either time charter or voyage revenues, net of voyage expenses) by the Available days in the relevant period.  See below a more detailed discussion on our use of this Non-GAAP measure.

Our results of operations are affected by numerous factors. The principal factors that have impacted the business during the fiscal periods presented in the following discussion and analysis and that are likely to continue to impact our business are the following:

-	The levels of demand and supply in the dry bulk shipping industry;

-	Utilization rates of our Fleet;

-	The employment and operation of our Fleet;

-	Management of the financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet;

-	The performance of our charterers’ obligations under their charter agreements;

-	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

-	The effective and efficient technical management of our Fleet by our Manager;

-	Economic, regulatory, political and governmental conditions that affect shipping and the dry-bulk industry;

-	Dry-docking and special survey days, both expected and unexpected;

-
Our ability to successfully employ our vessels at economically attractive rates and our strategic decisions regarding the employment mix of our Fleet in the voyage and time charter markets, as our charters expire or are otherwise terminated;

-	Performance of our counterparties, which are limited in number, including our charterers ability to make charter payments to us;

-	Our ability to obtain acceptable equity and debt financing to fund future capital expenditures;

-	Our access to capital required to acquire additional ships and/or to implement our business strategy;

-	The level of any distribution on all classes of our shares;

-	Our borrowing levels and the finance costs related to our outstanding debt; and

-	Major outbreaks of diseases (such as COVID-19) and governmental responses thereto.

Employment and operation of our Fleet

A factor that impacts our profitability is the employment and operation of our Fleet. The profitable employment of our Fleet is highly dependent on the levels of demand and supply in the dry bulk shipping industry, our commercial strategy including the decisions regarding the employment mix of our Fleet and our as well as our Manager’s ability to leverage our relationships with existing or potential customers. The effective operation of our Fleet mainly requires regular maintenance and repair, effective crew selection and training, ongoing supply of our Fleet with the spares and the stores that it requires, contingency response planning, auditing of our vessels’ onboard safety procedures, arrangements for our vessels’ insurance, chartering of the vessels, training of onboard and on shore personnel with respect to the vessels’ security and security response plans (ISPS), obtaining of ISM certifications and performing the necessary audit for the vessels within the six months of taking over a vessel and the ongoing performance monitoring of the vessels.

Financial, general and administrative management

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our Fleet, requires us to manage our financial resources, including banking relationships, such as administration of bank accounts; manage the accounting system and records and financial reporting; monitor and ensure compliance with the legal and regulatory requirements affecting our business and assets; and manage our relationships with our service providers and customers.

Selected financial information

The following tables present our selected unaudited consolidated financial information at the dates and for the periods presented. All amounts are expressed in United States Dollars except for share and per share data. This information was derived from the unaudited interim condensed consolidated statements for the periods presented included herein.

Selected Historical Financial Data	Six Months Ended June 30,
STATEMENT OF INCOME (In U.S. Dollars, except for shares and per share data)	2019	2020
Time charter revenues, net of charterers’ commissions	$1,880,723	$5,310,936
Voyage expenses (including related party commissions)	(57,949)	(259,600)
Vessel operating expenses	(874,260)	(2,604,336)
Depreciation and amortization	(345,705)	(694,372)
Management fees - related party	(57,920)	(273,000)
General and administrative expenses
- Company administration expenses	(113,420)	(237,636)
- Public registration costs	(132,091)	—
Operating income	$299,378	$1,241,992
Interest and finance costs, net (including related party interest costs)	19,862	(1,633,736)
Other expenses	(2,668)	(12,724)
Net Income / (loss)	$316,572	$(404,468)

LOSS PER SHARE (basic and diluted):
Loss per share	$(0.56)	$(0.05)
Weighted average number of shares outstanding (basic and diluted):
Common shares	2,400,000	8,027,649

	December 31, 2019	June 30, 2020
BALANCE SHEET DATA
Total current assets	$6,220,897	$32,773,742
Vessels, net	23,700,029	23,523,913
Other non-current assets	500,000	1,231,074
Total assets	$30,420,926	$57,528,729
Total current liabilities	2,982,750	8,398,753
Long-term debt, net (including current portion, excluding related party)	10,757,060	14,228,220
Long-term debt, related party	5,000,000	5,000,000
Common stock	3,318	70,443
Total shareholders’ equity	$13,204,011	$36,992,818
Shares issued and outstanding	3,318,112	70,442,876

	Six Months Ended June 30,
CASH FLOW DATA	2019	2020
Net cash provided by / (used in) operating activities	$738,963	$(390,619)
Net cash used in investing activities	—	(388,635)
Net cash (used in) / provided by financing activities	$(40,250)	$26,974,956

Set forth below are selected operational and financial statistical data of our Fleet for each of the six month periods ended June 30, 2019 and 2020 that we believe are useful in better analyzing trends in our results of operations:

Selected Historical Operational and Other Financial Data	Six Months Ended June 30,
	2019	2020
FLEET PERFORMANCE DATA:
Average number of vessels in operation in period (1)	1.0	3.0
Age of vessels in operation at end of period	14.6	16.6
Ownership days	181	546
Available days	181	487
Fleet utilization	100%	89%

OTHER FINANCIAL DATA (In U.S. Dollars)
Daily vessel operating expenses	$4,830	$4,770
Daily management fees	320	500
Daily company administration expenses	627	435
Daily Time Charter Equivalent (TCE) Rate (in U.S. Dollars) (2)	10,071	10,372
EBITDA (2)	$642,415	$1,923,640

(1)
Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

(2)	Non-GAAP Financial Information

Daily Time Charter Equivalent (TCE) Rate. TCE rate, is a measure of the average daily revenue performance of a vessel. For time charters, the TCE rate is calculated by dividing total revenues (either time charter or voyage revenues), less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company's performance and, management believes that the TCE rate provides meaningful information to our investors since it compares daily net earnings generated by our vessels irrespective of the mix of charter types (i.e., time charters trips, period time charters and voyage charters ) under which our vessels are employed between the periods while it further assists our management in making decisions regarding the deployment and use of our vessels and in evaluating our financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the periods presented (amounts in U.S. dollars, except for Available days):

	Six Months Ended June 30,
(In U.S. Dollars, except for Available days)	2019	2020
Time charter revenues, net	$1,880,723	$5,310,936
Voyage expenses (including related party commissions)	(57,949)	(259,600)
TCE revenues	1,822,774	5,051,336
Available days	181	487
TCE rate	$10,071	$10,372

EBITDA. We define EBITDA as earnings before interest and finance costs (if any), net of interest income, taxes (when incurred), depreciation and amortization. EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our operating performance. We believe that EBITDA assists our management and investors by providing useful information that increases the comparability of our operating performance from period to period and against the operating performance of other companies in our industry that provide EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength. EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles EBITDA to net income / (loss), the most directly comparable U.S. GAAP financial measure, for the periods presented:

Reconciliation of Net Income / (Loss) to EBITDA	Six months ended June 30,
(In thousands of U.S. Dollars)	2019	2020
Net Income / (Loss)	$316,572	$(404,468)
Depreciation and amortization	345,705	694,372
Interest and finance costs, net (including amortization of deferred financing costs and beneficial conversion feature as of June 30, 2020)	(19,862)	1,633,736
EBITDA	$642,415	$1,923,640

Results of Operations

Six months ended June 30, 2020 compared to the six months ended June 30, 2019

Time charter revenues

Time charter revenues, net of charterers’ commissions, increased by $3.4 million, or 178.9%, from $1.9 million in the six months ended June 30, 2019, to $5.3 million in the corresponding period of 2020. This increase reflected the addition of both the M/V Magic Sun and the M/V Magic Moon to our fleet on September 5, 2019 and October 20, 2019, respectively, thereby increasing our Fleet Available days from 181 in 2019 to 487 in 2020. The average daily revenue of our Fleet during the six month period ended June 30, 2020 after subtracting charterers’ commissions and voyage expenses (time charter equivalent or TCE, as defined above), was $10,372 per day compared to $10,071 per day for last year’s six-month period.

Voyage expenses

Voyage expenses increased by $201,651, or 348.0%, from $57,949 in the six months ended June 30, 2019, to $259,600 in the corresponding period of 2020. This increase in voyage expenses is mainly associated with (i) the incurrence of non-cash amortization of deferred voyage expenses in the current six-month period which amounted to $112,508, (ii) bunkers losses of $33,856 we incurred in the current period following the transition of our Fleet into burning IMO compliant fuel oil and (iii) an increase in brokerage commissions by $27,619, commensurate with the above discussed increase in time charter revenues.

Vessel operating expenses

Vessel operating expenses in the six-month period ended June 30, 2019 were $0.9 million, which corresponds to a vessel average daily rate of $4,830, as compared to $2.6 million in the six-month period ended June 30, 2020, or a vessel average daily rate of $4,770. This increase of $1.7 million, or 188.9%, between the compared periods is primarily associated with the addition to our Fleet of the M/V Magic Sun and the M/V Magic Moon, as discussed above.

General and Administrative Expenses

•	Company administration expenses

During the six month periods ended June 30, 2019 and 2020, we incurred Company administration expenses of $113,420 and $237,636, respectively. The increase by $124,216, or 109.5%, in Company administration expenses between the compared periods is mainly attributable to (i) the increase in the audit, consultancy and legal fees for the period as well as (ii) the incurrence of directors’ and officers’ insurance expenses in the period, all of which are the result of being a publicly listed company on the Nasdaq since February 2019. Company administrative expenses generally consist of audit fees, legal fees, listing and consultancy fees, the remuneration fees we pay our Chief Financial Officer and Chief Executive Officer since our inception and the compensation we pay our non-executive directors since January 1, 2020, as well as other miscellaneous expenditures essential to conduct our business.

•	Public registration costs

We incurred non-recurring public registration fees of $132,091 in the six months ended June 30, 2019 in connection with the registration and listing of our common shares on the Nasdaq on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the aforementioned listings. We do not expect to incur any similar costs in the future as these were primarily initial listing costs.

Management fees- related party

During the six-month periods ended June 30, 2019 and 2020, we incurred $57,920 and $273,000 in management fees, respectively, or an average daily fee of $320 and $500, respectively. The increase in management fees between the compared periods is mainly derived from the increase in Fleet Ownership days from 181 in 2019 to 546 in 2020, following the addition to our Fleet of the M/V Magic Sun in September 2019, and of the M/V Magic Moon in October 2019. The increase in the daily average daily management fees of our Fleet is due to an increase in the management fee for the M/V Magic P to $500 from $320 effective January 1, 2020 in order to be aligned with that of the remaining Fleet.

Depreciation and amortization

Depreciation and amortization expenses comprise of vessels’ depreciation and the amortization of vessels’ capitalized dry-dock costs. Depreciation and amortization charges totaled $345,705 in the six months ended June 30, 2019 as compared to $694,372 in the six months ended June 30, 2020, thereby amounting to a $348,667, or a 100.9%, increase.

Amortization of deferred dry-docking costs was $198,045 during the six months ended June 30, 2019, compared to $33,692 during the corresponding period of 2020. During the six months ended June 30, 2020, we incurred amortization charges for one vessel in our Fleet for 101 days and a daily amortization cost of $334, whereas, in the same period of 2019, we incurred amortization charges similarly for one vessel in our Fleet but for a longer period of 181 days and a higher daily amortization cost of $1,094, which mainly explains the variation noted.

Vessels’ depreciation increased from $147,660 in the six-months ended June 30, 2019 to $660,680 in the six-months ended June 30, 2020 as, following the delivery of the M/V Magic Sun in September 2019 and of the M/V Magic Moon in October 2019, our depreciable days increased from 181 in 2019 to 546 in 2020.

Interest and finance costs, net

The increase by $1,653,598 in net interest and finance costs in the six months ended June 30, 2020, as compared with the previous year’s six month period, is mainly the result of (i) our having entered into certain secured and unsecured debt commitments in late 2019 and the beginning of 2020 in order to finance the acquisitions of the M/V Magic Sun and the M/V Magic Moon discussed elsewhere in this report, which resulted in interest costs in the six months ended June 30, 2020 amounting to $583,996 and (ii) the non-cash recurring amortization expenses in connection with our existing credit facilities and the non-cash accelerated amortization expenses related to deferred financing costs and to a beneficial conversion feature recognized in connection with our repaid, as of June 30, 2020, $5.0 million convertible debentures aggregating to an amount of $1,073,877. We did not have any secured or unsecured debt outstanding during the six months ended June 30, 2019.

Significant Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2019. For a description of our significant accounting policies, see Note 2 to our audited consolidated financial statements included in our 2019 Annual Report, as supplemented by Note 2 to our interim unaudited consolidated financial statements contained elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from debt transactions, cash generated from operations and equity offerings and sales. Our liquidity requirements relate to servicing the principal and interest on our debt, funding capital expenditures and working capital (which includes maintaining the quality of our dry bulk vessels and complying with international shipping standards and environmental laws and regulations) and maintaining cash reserves for the purpose of satisfying a certain free cash minimum liquidity restriction contained in our Alpha Bank Facility and a certain cash collateral requirement included in our Chailease Financial Services Facility, as defined below. In accordance with our business strategy, other liquidity needs may relate to funding potential investments and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity.

For the six months ended June 30, 2020, our principal sources of funds were the net proceeds from (i) the issuance of common stock as part of our Underwritten Public Offering and (ii) the incurrence of secured and unsecured debt as discussed below under “Our Borrowing Activities.” As of June 30, 2020 and December 31, 2019, we had cash and cash equivalents of $30.8 million and $4.6 million, respectively. Cash and cash equivalents are held in U.S. dollars.

During the period from February 20, 2020 to June 8, 2020, we issued 8,042,078 common shares upon the conversion of the $5.0 Million Convertible Debentures, as defined below, in their entirety.

On June 26, 2020, we concluded the Underwritten Public Offering which resulted in the sale and issuance by us of 59,082,686 common shares and 59,110,000 Class A Warrants and the raising of gross and net cash proceeds of approximately $20.7 million and $18.6 million, respectively.

On July 15, 2020, we concluded the Registered Offering which resulted in the sale and issuance by us of 57,750,000 common shares and an equivalent number of Private Placement Warrants for which we have received gross proceeds amounting to $17.3 million.

As of the date of this report, 3,019,500 common shares have been issued in connection with exercises of the Class A Warrants issued pursuant to the Underwritten Public Offering for which we have raised gross proceeds of $1.1 million and 56,090,500 Class A Warrants remain unexercised and potentially issuable into our common shares at an exercise price of $0.35 per common share.

As of June 30, 2020, our indebtedness, excluding any unamortized portion of deferred finance costs, amounted to $19.6 million and related to the $5.0 Million Term Loan Facility which was provided by an entity affiliated with Petros Panagiotidis, the Alpha Bank Facility and the Chailease Financial Services Facility, further discussed below. As of December 31, 2019, we had gross outstanding indebtedness amounting to $16.0 million.

Working capital is equal to current assets minus current liabilities. As of June 30, 2020, we had a working capital surplus of $24.4 million as compared to a working capital surplus of $3.2 million as of December 31, 2019. We believe that our current sources of funds and those that we anticipate to internally generate for a period of at least the next twelve months from the date of this report, will be sufficient to fund the operations of our Fleet, meet our normal working capital requirements and service the principal and interest on our debt.

On November 15, 2018, we entered into a contract to purchase and install a ballast water management system (“BWMS”) on the M/V Magic P and on October 20, 2019, we further agreed to install such systems on the M/V Magic Sun and the M/V Magic Moon as well. The BWMS installation on the M/V Magic P was partially completed during the vessel’s dry-docking that was completed on March 21, 2020 and the final installation stage was extended from the second half of 2020 to the second half of 2022. We expect that the BWMS installation on the M/V Magic Sun will be completed during the vessel’s upcoming dry-docking expected to take place in the fourth quarter of 2020, whereas, the BWMS system installation on the M/V Magic Moon was granted an extension from the third quarter of 2020 to the third quarter of 2022. It is estimated that the contractual obligations related to these purchases, excluding installation costs, will be approximately €0.7 million (or $0.8 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1247 as of June 30, 2020).

During the six months ended June 30, 2020, we used cash in operating activities in the amount of $0.4 million as compared to $0.7 million provided by operating activities in the corresponding period of 2019, which represents a decrease in cash provided from operating activities of $1.1 million. This decrease is largely associated with the six month period ended June 30, 2020 net decrease in working capital versus the net increase in working capital in the comparative six month period ended June 30, 2019, as further discussed below.

Our Borrowing Activities

$5.0 Million Term Loan Facility

On August 30, 2019, we entered into a $5.0 million unsecured term loan with Thalassa Investment Co. S.A., or Thalassa, an entity affiliated with Petros Panagiotidis, or the $5.0 Million Term Loan Facility. The proceeds from the $5.0 Million Term Loan Facility were used to partly finance the acquisition of the M/V Magic Sun. The entire loan amount was drawn down on September 3, 2019.  The $5.0 Million Term Loan Facility bears a fixed interest rate per annum and has a bullet repayment on March 3, 2021, a date which is eighteen (18) months after the drawdown date. The $5.0 Million Term Loan Facility may be prepaid in whole or in part at any time prior to its maturity, at our option. The $5.0 Million Term Loan Facility contains event of default provisions and covenants customary for unsecured facilities of this type, including, but not limited to, failure to pay, bankruptcy and insolvency, material litigation, change of business, as further set forth in the provisions of the $5.0 Million Term Loan Facility. The $5.0 Million Term Loan Facility does not impose any financial covenant requirements or other minimum liquidity restrictions on us.

Alpha Bank Facility - $11.0 Million Senior Secured Credit Facility

On November 22, 2019, Spetses Shipping Co. and Pikachu Shipping Co. our wholly-owned subsidiaries, concluded as co-borrowers, or the Borrowers, our first $11.0 million secured financing with Alpha Bank S.A., or the Alpha Bank Facility, the net proceeds of which were drawn down on December 2, 2019. The Alpha Bank Facility has a term of five years from the drawdown date, bears interest at 3.50% over LIBOR per annum and is repayable in twenty (20) equal quarterly instalments of $400,000 each, plus a balloon instalment payable at maturity, on December 2, 2024. The facility is secured by, including but not limited to, a first preferred mortgage and first priority general assignment covering earnings, insurances and requisition compensation over the vessels owned by the Borrowers, an earnings account pledge, shares security deed relating to the shares of the vessels’ owning subsidiaries, manager’s undertakings and is guaranteed by Castor.

The Alpha Bank Facility contains certain customary minimum liquidity restrictions and financial covenants that require the Borrowers to:

•	maintain a certain amount of minimum free liquidity per collateralized vessel (“the Minimum Liquidity Deposit”); and

•
meet a specified minimum security requirement ratio, which is the ratio of the aggregate market value of the mortgaged vessels plus the value of any additional security and the value of the Minimum Liquidity Deposit to the aggregate principal amounts due under the Alpha Bank Facility.

Chailease Financial Services Facility - $4.5 Million Senior Secured Credit Facility

On January 23, 2020, pursuant to the terms of a credit agreement, Bistro Maritime Co., our wholly-owned subsidiary, entered into a $4.5 million secured term loan facility with Chailease International Financial Services Co., Ltd., or the Chailease Financial Services Facility. The loan was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment payable at maturity and bears interest at 4.50% plus LIBOR per annum. The facility contains a standard security package including a first preferred mortgage on the vessel, pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel’s earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower, and is guaranteed by us and Pavimar. Pursuant to the terms of the Chailease Financial Services Facility, we are  also subject to a certain minimum liquidity restriction requiring the borrower to maintain a certain credit balance with the lender (the “Cash Collateral”) as well as certain customary, for this type of facilities, negative covenants. The credit agreement governing the Chailease Financial Services Facility also requires maintenance of a maximum value to loan ratio being the aggregate principal amount of (i) fair market value of the collateral vessel and (ii) the value of any additional security (including the Cash Collateral), to the aggregate principal amount of the loan.

$5.0 Million Convertible Debentures

On January 27, 2020, we entered into a securities purchase agreement with an institutional investor (or “the Investor”), pursuant to which, on January 27, 2020, February 10, 2020 and February 19, 2020, we issued and sold to the Investor three convertible debentures in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively, or collectively, the $5.0 Million Convertible Debentures. The $5.0 Million Convertible Debentures originally matured 12 months from their issuance dates and bore fixed interest at 6% per annum. As of June 8, 2020, the Investor converted an aggregate $5.1 million of principal and interest under the $5.0 Million Convertible Debentures (which comprised of the full $5.0 million principal amount and $0.1 million of interest) for 8,042,078 common shares.

Cash Flows

The following table summarizes our net cash flows (used in)/provided from operating, investing and financing activities and our cash, cash equivalents and restricted cash for the six month periods ended June 30, 2019 and 2020:

	Six months ended June 30,
(in thousands of U.S. Dollars)	2019	2020
Net cash provided by / (used in) operating activities	$738,963	$(390,619)
Net cash used in investing activities	—	(388,635)
Net cash (used in) / provided by financing activities	(40,250)	26,974,956
Cash, cash equivalents and restricted cash at beginning of period	1,887,280	5,058,939
Cash, cash equivalents and restricted cash at end of period	$2,585,993	$31,254,641

Operating Activities:

Net cash provided by operating activities amounted to $738,963 for the six-month period ended June 30, 2019, consisting of net income after non-cash items of $662,277 and a working capital cash increase of $76,686. Net cash used in operating activities amounted to $390,619 for the six-month period ended June 30, 2020, consisting of net income after non-cash items of $1,103,069, offset by a reduction in working capital by $1,493,688. The decrease by $1,129,582, or 152.9%, in cash provided by operating activities between the compared periods is mainly due to the $1,493,688 net working capital decrease we incurred in the six months ended June 30, 2020 as compared to a net working capital increase of $76,686 incurred in the six month period ended June 30, 2019.

Investing Activities:

We did not use cash towards any investing activities in the six-month period ended June 30, 2019.

Net cash used in investing activities during the six-months ended June 30, 2020 amounting to $388,635, relates to the paid portion of the capitalized expenditures in connection the M/V Magic P partial BWMS installation that was completed during the vessel’s dry-docking in the first quarter of 2020.

Financing Activities:

Net cash used in financing activities during the six-months ended June 30, 2019 amounting to $40,250, relates to securities registration and filings costs in connection with our registration statement on Form F-3 that was filed on June 10, 2019.

The 2020 six-month period $26,974,956 cash inflow from financing activities resulted from (i) the net proceeds raised under our Underwritten Public Offering amounting to $19,033,941 and (ii) the $9.5 million cash proceeds under our $5.0 Million Convertible Debentures and the Chailease Financial Services Facility, that were offset by (i) $950,000 of scheduled principal repayments under the Alpha Bank Facility and the Chailease Financial Services Facility and (ii) an aggregate $608,985 cash outflow related to deferred finance fees payments in the period.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS
December 31, 2019 and June 30, 2020
(Expressed in U.S. Dollars – except for share data)

ASSETS		December 31,	June 30,
CURRENT ASSETS:	Note	2019	2020
Cash and cash equivalents		$4,558,939	$30,754,641
Accounts receivable trade		216,485	921,488
Due from related party	3	759,386	470,848
Inventories		143,534	190,914
Prepaid expenses and other assets		375,255	435,851
Deferred charges, net		167,298	—
Total current assets		6,220,897	32,773,742

NON-CURRENT ASSETS:
Vessels, net	5	23,700,029	23,523,913
Restricted cash	6	500,000	500,000
Prepaid expenses and other assets, non-current		—	200,000
Deferred charges, net	4	—	531,074
Total non-current assets		24,200,029	24,754,987

Total assets		$30,420,926	$57,528,729

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net	6	1,522,895	2,091,062
Current portion of long-term debt, related party	3, 6	—	5,000,000
Accounts payable		410,592	373,604
Deferred revenue, net		493,015	—
Accrued liabilities		556,248	934,087
Total current liabilities		2,982,750	8,398,753

Commitments and contingencies	9

NON-CURRENT LIABILITIES:
Long-term debt, net	6	9,234,165	12,137,158
Long-term debt, related party	3, 6	5,000,000	—
Total non-current liabilities		14,234,165	12,137,158

SHAREHOLDERS' EQUITY:
Common shares, $0.001 par value; 1,950,000,000 shares authorized; 3,318,112 shares issued and outstanding as of December 31, 2019 and 70,442,876 issued and outstanding as of June 30, 2020	7	3,318	70,443
Preferred shares, $0.001 par value: 50,000,000 shares authorized:	7
Series A Preferred Shares- 9.75% cumulative redeemable perpetual preferred shares (liquidation preference of $30 per share), 480,000 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively	7	480	480
Series B Preferred Shares – 12,000 shares issued and outstanding as of December 31, 2019 and June 30, 2020, respectively	7	12	12
Additional paid-in capital		12,763,403	36,889,553
Retained earnings		436,798	32,330
Total shareholders' equity		13,204,011	36,992,818

Total liabilities and shareholders' equity		$30,420,926	$57,528,729

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS) For the six months ended June 30, 2019 and 2020
(Expressed in U.S. Dollars – except for share data)

		Six months ended June 30,
	Note	2019	2020
REVENUES:
Vessel revenues (net of commissions to charterers of 88,154 and 282,059 respectively)		$1,880,723	$5,310,936
Total revenues		1,880,723	5,310,936

EXPENSES:
Voyage expenses (including $23,901 and $0 to related party for the six months ended June 30,2019 and 2020, respectively)	3,12	(57,949)	(259,600)
Vessel operating expenses	12	(874,260)	(2,604,336)
Management fees to related party	3	(57,920)	(273,000)
Depreciation and amortization	4,5	(345,705)	(694,372)
General and administrative expenses	13
- Company administration expenses		(113,420)	(237,636)
- Public registration costs		(132,091)	—
Total expenses		(1,581,345)	(4,068,944)

Operating income		299,378	1,241,992

OTHER INCOME/(EXPENSES):
Interest and finance costs (including $0 and $151,667 to related party for the six months ended June 30, 2019 and 2020, respectively)	3,6, 14	(1,554)	(1,665,828)
Interest income		21,416	32,092
Foreign exchange losses		(2,668)	(12,724)
Total other income/(expenses), net		17,194	(1,646,460)

Net income/(loss) and comprehensive income/(loss)		$316,572	$(404,468)

Loss per common share, basic and diluted	11	$(0.56)	$(0.05)
Weighted average number of common shares, basic and diluted		2,400,000	8,027,649

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY For the six months ended June 30, 2019 and 2020
(Expressed in U.S. Dollars – except for share data)

	Number of shares issued
	Common shares	Preferred A shares	Preferred B shares	Par Value of Shares issued	Additional Paid-in capital	Retained earnings	Total Shareholders' Equity
Balance, December 31, 2018	2,400,000	480,000	12,000	2,892	7,612,108	2,136,024	9,751,024
-Net income	—	—	—	—	—	316,572	316,572
Balance, June 30, 2019	2,400,000	480,000	12,000	2,892	7,612,108	2,452,596	10,067,596

Balance, December 31, 2019	3,318,112	480,000	12,000	3,810	12,763,403	436,798	13,204,011
- Issuance of common stock pursuant to the $5.0 Million Convertible Debentures (Notes 6,7)	8,042,078	—	—	8,042	5,049,731	—	5,057,773
- Issuance of common stock pursuant to the June Equity Offering, net of issuance costs (Note 7)	59,082,686	—	—	59,083	18,543,982	—	18,603,065
- Beneficial conversion feature pursuant to the issuance of the $5.0 Million Convertible Debentures (Note 6)	—	—	—	—	532,437	—	532,437
-Net loss	—	—	—	—	—	(404,468)	(404,468)
Balance, June 30, 2020	70,442,876	480,000	12,000	70,935	36,889,553	32,330	36,992,818

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS For the six months ended June 30, 2019 and 2020 (Expressed in U.S. Dollars)

		Six months ended June 30,
	Note	2019	2020
Cash Flows from/(used in) Operating Activities:
Net income/(loss)		$316,572	$(404,468)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization of deferred dry-docking costs	4,5	345,705	694,372
Amortization and write-off of deferred finance charges	14	—	541,441
Amortization of other deferred charges		—	112,508
Deferred revenue amortization		—	(430,994)
Interest settled in common stock	6,14	—	57,773
Amortization and write-off of convertible notes beneficial conversion feature	6,14	—	532,437
Changes in operating assets and liabilities:
Accounts receivable trade		507,633	(705,003)
Inventories		(869)	(47,380)
Due from related parties		(168,769)	288,538
Prepaid expenses and other current assets		(159,903)	(260,596)
Dry-dock paid		—	(509,976)
Accounts payable		(142,034)	(179,960)
Accrued liabilities		88,336	(17,290)
Deferred revenue		(47,708)	(62,021)
Net Cash provided by/(used in) Operating Activities		738,963	(390,619)

Cash flow used in Investing Activities:
Vessel acquisitions and other vessel improvements	5	—	(388,635)
Net cash used in Investing Activities		—	(388,635)

Cash flows (used in)/provided by Financing Activities:
Gross proceeds from issuance of common stock and warrants	7	—	20,671,500
Common stock issuance expenses paid		(40,250)	(1,637,559)
Proceeds from long-term debt	6	—	9,500,000
Repayment of long-term debt	6	—	(950,000)
Payment of deferred financing costs		—	(608,985)
Net cash (used in)/provided by Financing Activities		(40,250)	26,974,956

Net increase in cash, cash equivalents, and restricted cash		698,713	26,195,702
Cash, cash equivalents and restricted cash at the beginning of the period		1,887,280	5,058,939
Cash, cash equivalents and restricted cash at the end of the period		$2,585,993	$31,254,641

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH
Cash and cash equivalents		$2,585,993	$30,754,641
Restricted cash		—	500,000
Cash, cash equivalents, and restricted cash		$2,585,993	$31,254,641

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest		—	354,433
Shares issued in connection with the settlement of the $5.0 Million Convertible Debentures		—	5,057,773
Unpaid vessel acquisition and other addition costs (included in Accounts payable and Accrued liabilities)		—	104,654
Unpaid capital raising costs (included in Accounts payable and Accrued Liabilities)		—	430,876

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information

Castor Maritime Inc. (“Castor”) was incorporated in September 2017 under the laws of the Republic of the Marshall Islands. The accompanying consolidated financial statements include the accounts of Castor and its wholly-owned subsidiaries (collectively, the “Company”).

The Company is engaged in the worldwide ocean transportation of dry bulk cargoes through its vessel-owning subsidiaries. On December 21, 2018, Castor’s common shares began trading on the Norwegian OTC and on February 11, 2019, they began trading on the Nasdaq Capital Market, or Nasdaq, under the symbol “CTRM”.

Castor is controlled by Thalassa Investment Co. S.A. (“Thalassa”), a corporation incorporated in Liberia, which as of June 30, 2020, held 1.6% of the Company's common shares and 100% of the Series B preferred shares and, accordingly, controlled the outcome of matters on which shareholders are entitled to vote. Thalassa is wholly-owned and controlled by Petros Panagiotidis, the Company's Chairman, Chief Executive Officer and Chief Financial Officer.

Pavimar S.A., a corporation incorporated under the laws of the Republic of the Marshall Islands (“Pavimar”, or “the Manager”), a related party controlled by the sister of Petros Panagiotidis, Ismini Panagiotidis, provides technical, crew and operational management services to the Company.

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Castor and its wholly owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2020 (the “2019 Annual Report”).

On September 27, 2019, the Company’s Board of Directors authorized a change in Castor’s fiscal year end from September 30 to December 31. As a result, the Company’s comparative unaudited interim condensed consolidated financial statements have been prepared on the basis of the revised fiscal year end. In the opinion of management, these financial statements reflect all adjustments which include normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2020 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2020.

As of June 30, 2020, the Company was the sole owner of all outstanding shares of the following subsidiary companies:

Vessel owning subsidiaries consolidated:

Company	Country of incorporation	Vessel Name	DWT	Year Built	Delivery date to Castor
Spetses Shipping Co. (“Spetses”)	Marshall Islands	Magic P	76,453	2004	February 2017
Bistro Maritime Co. (“Bistro”)	Marshall Islands	Magic Sun	75,311	2001	September 2019
Pikachu Shipping Co. (“Pikachu”)	Marshall Islands	Magic Moon	76,602	2005	October 2019

Subsidiaries consolidated formed to acquire vessel:

Company	Country of incorporation
Bagheera Shipping Co. (“Bagheera”)	Marshall Islands

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

1.	Basis of Presentation and General information (continued):

COVID-19 related considerations

The COVID-19 pandemic has negatively impacted, and may continue to impact negatively, global economic activity and demand, including the dry-bulk shipping industry into which the Company operates. In case that the COVID-19 pandemic continues to negatively impact market rates in the long-term, depending on the pervasiveness of such economic recession, there could be a significant negative impact in the Company’s liquidity, vessels’ value and overall financial condition. The Company evaluates on a quarterly basis its ability to continue as a going concern in accordance the provisions of ASU No. 2014-15 for a period of one year after the date that the financial statements are issued. In light of the continuity of the COVID-19 pandemic and the overall uncertainty on its potential future impact, the Company, as at June 30, 2020, performed a sensitivity analysis on key assumptions such as the estimates of future charter rates for non-contracted revenue days in order to identify conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the financial statements are issued. As per the Company’s evaluation, it was concluded that COVID-19 related considerations did not adversely affect the Company’s ability to continue as a going concern.

2.	Significant Accounting Policies and Recent Accounting Pronouncements:

A discussion of the Company's significant accounting policies can be found in the consolidated financial statements for the year ended December 31, 2019, included in the Company’s 2019 Annual Report. Apart from the below, there have been no material changes to these policies in the six-month period ended June 30, 2020.

New significant accounting policies adopted during the six months ended June 30, 2020

Convertible debt and associated beneficial conversion features

Convertible debt is accounted in accordance with ASC 470-20, Debt with Conversion and Other Options. An instrument that is not a derivative itself must be evaluated for embedded features that should be bifurcated and separately accounted for as freestanding derivatives in accordance with ASC 815, Derivatives and Hedging, or separately accounted for under the cash conversion literature of ASC 470-20, Debt with Conversion and Other Options.

In relation to the Company’s issued $5.0 million senior unsecured convertible debentures (Note 6), the terms of each convertible debenture included an embedded conversion feature which provided for a conversion at the option of the holder into shares of common stock at an adjustable conversion ratio. The Company determined that the conversion features were beneficial conversion features (“BCF”) pursuant to ASC 470-20. The Company considered the BCF guidance only after determining that the features did not need to be bifurcated under ASC 815, Derivatives and Hedging, or separately accounted for under the cash conversion literature of ASC 470-20, Debt with Conversion and Other Options.

The BCF is recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount on the convertible instrument. This discount is accreted from the date on which the BCF is first recognized through the stated maturity date of the convertible instrument using the effective interest method. Upon conversion of an instrument with a BCF, all unamortized discounts at the conversion date are recognized immediately as interest expense.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

2.	Significant Accounting Policies and Recent Accounting Pronouncements (continued):

Recent Accounting Pronouncements:

There are no recent accounting pronouncements the adoption of which are expected to have a material effect on the Company’s unaudited interim consolidated condensed financial statements in the current period.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties:

During the six month periods ended June 30, 2019 and 2020, the Company incurred the following charges in connection with related party transactions, which are included in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss):

	Six months ended June 30,	Six months ended June 30,
	2019	2020
Management fees-related party
Management fees (a)	$57,920	$273,000

Included in Voyage expenses
Charter hire commissions (b)	$23,901	$—

Included in Interest and finance costs
Interest expenses (c)	$—	$151,667

As of December 31, 2019 and June 30, 2020, balances with related parties consisted of the following:

	December 31, 2019	June 30, 2020
Assets:
Working capital advances granted to the Manager (a)	$759,386	$470,848

Liabilities:
Related party debt (c)	$5,000,000	$5,000,000

(a)	Pavimar:

The Company’s ship-owning subsidiaries have each entered into separate vessel management agreements with Pavimar, a company controlled by Ismini Panagiotidis, the sister of Petros Panagiotidis (see Note 1). Pursuant to the terms of the management agreements, Pavimar provides the Company with a wide range of shipping services, including crew management, technical management, operational employment management, insurance arrangements, provisioning, bunkering, accounting, general administration and audit support services, in exchange for a fixed daily fee, for a period beginning upon a vessel’s delivery and until the termination of the agreement. Since November 13, 2017 and up to December 31, 2019, the daily fixed management fee of the sole vessel in the Company’s fleet at that time, the Magic P, was set at $320 from a previous $250. The daily management fee on the Magic Sun and Magic Moon was set at $500 from their delivery date onwards. On January 1, 2020, the Magic P daily management fee was aligned via an amendment to its management agreement with that of the remaining fleet, and, as a result, during the six month period ended June 30, 2020, all the Company’s vessels were charged with a daily management fee of $500 per day per vessel.

During the six months ended June 30, 2019 and 2020, the Company incurred management fees under the vessel management agreements amounting to $57,920 and $273,000, respectively, which are separately reflected in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss).

In addition, each month the Manager makes payments for operating expenses with funds provided in advance by the Company. As of December 31, 2019 and June 30, 2020, amounts of $759,386 and $470,848, respectively, were due from the Manager in relation to these working capital advances granted to it.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

3.	Transactions with Related Parties (continued):

(b) Alexandria Enterprises S.A:

During the six month period ended June 30, 2019, the Company used on a non-recurring basis the commercial services of Alexandria Enterprises S.A., (“Alexandria”) an entity controlled by a family member of the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. In exchange for these services, Alexandria charged the Company a commission rate equal to 1.25% of the gross charter hire, freight and the ballast bonus earned under a charter agreement.

Commissions charged by Alexandria during the six month period ended June 30, 2019 amounted to $23,901 and are included in Voyage expenses in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss). The Company has stopped using the commercial services of Alexandria since January 1, 2020, and, accordingly, no relevant charges exist for the six month period ended June 30, 2020. As of December 31, 2019 and June 30, 2020, no amounts were due to Alexandria.

(c) Thalassa:

Details of the Company’s loan agreement with Thalassa are discussed in (Note 3) of the consolidated financial statements for the year ended December 31, 2019, included in the Company’s Annual Report.

During the six months ended June 30, 2020, the Company incurred interest costs in connection with the $5.0 million unsecured tern loan with Thalassa (the “$5.0 Million Term Loan Facility”) amounting to $151,667, which are in included in Interest and finance costs in the accompanying unaudited interim consolidated statements of comprehensive income/(loss).

As of June 30, 2020, no amounts were prepaid under the $5.0 Million Term Loan Facility.

4.	Deferred charges, net:

The movement in the deferred dry-docking costs, net in the accompanying unaudited interim consolidated balance sheets, is as follows:

Dry-docking costs
Balance December 31, 2019	$—
Additions	564,766
Amortization	(33,692)
Balance June 30, 2020	$531,074

On February 14, 2020, the Magic P commenced its scheduled dry-dock which was completed on March 21, 2020. Amortization of deferred dry-docking costs is included in Depreciation and amortization in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss).

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

5.	Vessels, net:

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated depreciation	Net Book Value
Balance December 31, 2019	$24,810,061	$(1,110,032)	$23,700,029
— Additions and other improvements to fleet vessels	484,564	—	484,564
—Period depreciation	—	(660,680)	(660,680)
Balance June 30, 2020	$25,294,625	$(1,770,712)	$23,523,913

As of June 30, 2020, all vessels were first priority mortgaged to secured loans of the Company (Note 6).

On August 8, 2020, pursuant to an agreement entered into on June 30, 2020 with an unaffiliated third party, the Company took delivery of its fourth Panamax dry bulk carrier vessel, the M/V Magic Rainbow and, on July 28, 2020, it agreed the acquisition of its fifth vessel, to be re-named M/V Magic Horizon (Note 15).

6.	Long-Term Debt:

The amount of long-term debt (including related party debt discussed under Note 3) shown in the accompanying consolidated balance sheet of June 30, 2020, is analyzed as follows:

		Year / Period Ended
Debt instruments	Borrowers- Issuers	December 31, 2019	June 30, 2020
$11.0 Million Alpha Bank Facility (a)	Spetses- Pikachu	$11,000,000	$10,200,000
$4.5 Million Chailease Financial Services Facility (b)	Bistro	—	4,350,000
Total long-term debt		$11,000,000	$14,550,000
Less: Deferred financing costs		(242,940)	(321,780)
Total long-term debt, net of deferred finance costs		$10,757,060	14,228,220

Presented:
Current portion of long-term debt		$1,600,000	$2,200,000
Less: Current portion of deferred finance costs		(77,105)	(108,938)
Current portion of long-term debt, net of deferred finance costs		$1,522,895	$2,091,062

Non-Current portion of long-term debt		9,400,000	12,350,000
Less: Non-Current portion of deferred finance costs		(165,835)	(212,842)
Non-Current portion of long-term debt, net of deferred finance costs		$9,234,165	$12,137,158

Debt instruments from related party
$5.0 Million Term Loan Facility (Note 3(c))	Castor	5,000,000	5,000,000
Total long-term debt from related party		$5,000,000	$5,000,000

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt (continued):

a.	$11.0 Million Alpha Bank Facility:

Details of the Company’s $11.0 million senior secured credit facility with Alpha Bank A.E, or the $11.0 Million Alpha Bank Facility, are discussed in (Note 6) of the consolidated financial statements for the year ended December 31, 2019, included in the Company’s 2019 Annual Report.

b.	$4.5 Million Chailease Financial Services Facility:

On January 23, 2020, pursuant to the terms of a credit agreement, Bistro entered into a $4.5 million secured term loan facility with Chailease International Financial Services Co., Ltd., or the Chailease Financial Services Facility. The loan was drawn down on January 31, 2020, is repayable in twenty (20) equal quarterly installments of $150,000 each, plus a balloon installment payable at maturity and bears interest at 4.50% plus LIBOR per annum. The facility contains a standard security package including a first preferred mortgage on the vessel, pledge of bank account, charter assignment, shares pledge and a general assignment over the vessel's earnings, insurances and any requisition compensation in relation to the vessel owned by the borrower, and is guaranteed by the Company and Pavimar. Pursuant to the terms of the Chailease Financial Services Facility, the Company is also subject to certain minimum liquidity restrictions requiring the borrower to maintain a $400,000 credit balance with the lender (the “Cash Collateral”) as well as certain customary, for this type of facilities, negative covenants. Bistro shall, from the first anniversary of the drawdown date, be entitled to withdraw up to $200,000 in aggregate from this balance provided no default has occurred. As a result of the above, the $200,000 of the Cash Collateral was classified in Prepaid expenses and other assets, non-current in the accompanying unaudited interim consolidated balance sheet. The credit agreement governing the Chailease Financial Services Facility also requires maintenance of a maximum value to loan ratio being the aggregate principal amount of (i) fair market value of the collateral vessel and (ii) the value of any additional security (including the Cash Collateral), to the aggregate principal amount of the loan.

c.	$5.0 Million Convertible Debentures:

On January 27, 2020, the Company entered into a securities purchase agreement with an institutional investor, YAII PN, LTD, or the Investor, pursuant to which, on January 27, 2020, February 10, 2020 and February 19, 2020, the Company issued and sold to the Investor three unsecured convertible debentures that were convertible into shares of the Company’s common stock, in original principal amounts of $2.0 million, $1.5 million and $1.5 million each, respectively (individually, a “Convertible Debenture” and collectively, the “$5.0 Million Convertible Debentures”). The $5.0 Million Convertible Debentures originally matured 12 months from their issuance dates, bore fixed interest at 6% per annum, and were convertible at the Investor’s option, at any time after issuance, into common shares of the Company at the lower of (i) a price of $2.25 per common share or (ii) 90% of the lowest daily volume weighted average price of the common stock during the 10 trading days prior to the conversion date. As of June 8, 2020, the Investor had converted the full principal amount and interest owed with respect to the $5.0 Convertible Debentures aggregating to an amount of $5,057,773 and the Company had issued 8,042,078 common shares in settlement thereof.

The Company accounted for the issuance of the convertible debentures in accordance with the BCF guidance in ASC 470-20 and accordingly recognized the BCFs, amounting to $532,437, separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of these features to additional paid-in capital. The intrinsic value of each BCF was calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security was convertible. Following the conversions by the Investor of the amounts owed under the $5.0 Million Convertible Debentures, the Company, as of June 30, 2020, recognized all unamortized discounts at the conversion dates as interest expense which is included in Interest and Finance Costs in the accompanying unaudited interim consolidated statements of comprehensive income/(loss).

As of June 30, 2020, the Company was in compliance with all financial covenants prescribed in its debt agreements.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

6.	Long-Term Debt (continued):

Restricted cash as of June 30, 2020 and December 31, 2019, includes $500,000 of non-legally restricted cash as per the $11.0 Million Alpha Bank Facility minimum liquidity requirements, or $250,000 per collateralized vessel.

The annual principal payments for the Company’s outstanding debt arrangements as of June 30, 2020 (including related party debt discussed under Note 3), required to be made after the balance sheet date, are as follows:

Twelve-month period ending June 30,	Amount
2021	$7,200,000
2022	2,200,000
2023	2,200,000
2024	2,200,000
2025	5,750,000
Total long-term debt (including related party debt)	$19,550,000

The weighted average interest rate on the Company’s long-term debt for the six months ended June 30, 2020 was 5.4%.

Total interest incurred on long-term debt for the six months ended June 30, 2020, amounted to $583,996 and is included in Interest and finance costs in the accompanying unaudited interim consolidated statements of comprehensive income/(loss) (Note 14).

7.	Equity Capital Structure:

Under the Company's articles of incorporation, the Company's authorized capital stock consists of 2,000,000,000 shares, par value $0.001 per share, of which 1,950,000,000 shares are designated as common shares and 50,000,000 shares are designated as preferred shares. For a further description of the terms and rights of the Company’s capital stock and details of its previous equity transactions please refer to Note 7 of the consolidated financial statements for the year ended December 31, 2019, included in the Company’s 2019 Annual Report.

Issuance of common stock in connection with the $5.0 Million Convertible Debentures

During the period from February 20, 2020 to June 8, 2020, the Company issued 8,042,078 common shares upon the conversion of the $5.0 Million Convertible Debentures in their entirety (see Note 6 for further discussion on this topic).

Underwritten common stock and Class A Warrants follow-on offering:

On June 23, 2020, the Company entered into an agreement with Maxim Group LLC, or Maxim, acting as underwriter pursuant to which it offered and sold 59,110,000 units, each unit consisting of (i) one common share or a pre-funded warrant to purchase one common share at an exercise price equal to $0.01 per common share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share (a “Class A Warrant”), for $0.35 per unit (or $0.34 per unit including a pre-funded warrant), or the June Equity Offering. The June Equity Offering, which was completed on June 26, 2020, resulted in the issuance of 59,082,686 common shares (the “June Equity Offering Shares”) and 59,110,000 Class A Warrants, which also included 7,710,000 over-allotment units pursuant to an over-allotment option that was exercised by Maxim on June 24, 2020. The Company raised gross and net cash proceeds from this transaction of $20.7 million and $18.6 million, respectively.

The Class A Warrants issued in the June Equity Offering have a term of five years and are exercisable immediately and throughout their term for $0.35 per common share (American style option). The exercise price of the Class A Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Company’s common shares and also upon any distributions of assets, including cash, stock or other property to existing shareholders.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

7.	Equity Capital Structure (continued):

Between their issuance date, being June 26, 2020 and June 30, 2020, there were no exercises of Class A Warrants and, as a result, as of June 30, 2020, 59,110,000 Class A Warrants remained unexercised and potentially issuable into common stock of the Company.

The Company accounted for the Class A Warrants as equity in accordance with the accounting guidance under ASC 815-40. The accounting guidance provides a scope exception from classifying and measuring as a financial liability a contract that would otherwise meet the definition of a derivative if the contract is both (i) indexed to the entity's own stock and (ii) meets the equity classifications conditions. The Company concluded these warrants were equity-classified since they contained no provisions which would require the Company to account for the warrants as a derivative liability, and therefore were initially measured at fair value in permanent equity with subsequent changes in fair value not measured.

On initial recognition the fair value of the Class A Warrants was $22.4 million and was determined using the Black-Scholes methodology. The fair value was considered by the Company to be classified as Level 3 in the fair value hierarchy since it was derived by unobservable inputs. The major unobservable input in connection with the valuation of the Class A Warrants was the volatility used in the valuation model, which was approximated by using historical observations of the Company's share price. The annualized historical volatility that has been applied in the Class A Warrants valuation was 153.5%. A 5% increase in the volatility applied would have led to an increase of 1.4% in the fair value of the Class A Warrants.

8.	Financial Instruments and Fair Value Disclosures:

The principal financial assets of the Company consist of cash at banks, restricted cash, trade accounts receivable and amounts due from related party. The principal financial liabilities of the Company consist of trade accounts payable and long-term debt (including related party debt).

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

◾
Cash and cash equivalents, restricted cash, trade accounts receivable, amounts due from related party and trade accounts payable: The carrying values reported in the accompanying consolidated balance sheets for those financial instruments are reasonable estimates of their fair values due to their short-term maturity nature. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short term maturities. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current and is considered Level 1 item of the fair value hierarchy. The carrying value of these instruments is separately reflected in the accompanying consolidated balance sheets.

◾
Long-term debt: The $11.0 Million Alpha Bank Financing and the Chailease Financial Services Facility discussed in Note 6, have a recorded value which is a reasonable estimate of their fair value due to their variable interest rate and are thus considered Level 2 items in accordance with the fair value hierarchy as LIBOR rates are observable at commonly quoted intervals for the full terms of the loans. The fair value of the fixed interest bearing $5.0 Million Term Loan Facility, discussed in Note 3, determined through Level 2 inputs of the fair value hierarchy (quoted prices for identical or similar assets and liabilities in markets that are not active), approximates its recorded value as of June 30, 2020.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

8.	Financial Instruments and Fair Value Disclosures (continued):

Concentration of credit risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The
Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition.

9.	Commitments and contingencies:

Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(a)	Commitments under Contracts for BWMS Installation

On November 15, 2018, the Company entered into contracts to purchase and install ballast water management systems (“BWMS”) on its dry bulk carriers, which were amended on October 20, 2019, following the acquisition of the Magic Sun and the Magic Moon. The Company expects that the BWMS installation on the Magic Sun will be completed during the vessel’s upcoming dry-docking expected to take place in the fourth quarter of 2020, whereas, the BWMS system installations on the Magic P and the Magic Moon were granted extensions from the third quarter of 2020 to the third quarter of 2022. It is estimated that the contractual obligations related to these purchases, excluding installation costs, will be approximately €0.7 million (or $0.8 million on the basis of a Euro/US Dollar exchange rate of €1.0000/$1.1247 as of June 30, 2020). These costs will be capitalized and depreciated over the remainder of the life of each vessel. As of June 30, 2020, part of the BWMS equipment for the Magic P had been delivered to the vessel and has, thus, been included in Vessels, net in the accompanying unaudited interim consolidated balance sheet, whereas, the Company had partially advanced $39,969 in connection with the Magic Sun order which is included in Prepaid expenses and other current assets in the accompanying unaudited interim consolidated balance sheet.

(b)	Commitments under long-term lease contracts

During the six-months ended June 30, 2020, the Company reported lease income (gross of charterers’ commissions amounting to $282,059, which excludes the non-cash effect of amortization of deferred ballast revenue amounting to $430,994) of $5.2 million. The Company’s future minimum contracted lease payments (gross of charterers’ commissions), based on vessels’ commitment to non-cancelable time charter contracts (including fixture recaps) as of June 30, 2020, was $1.9 million, all due within the next 12 months. This amount does not include any assumed off-hire days.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

10.	Income Taxes:

Castor and its subsidiaries are incorporated under the laws of the Republic of the Marshall Islands and they are not subject to income taxes in the Republic of the Marshall Islands. Castor’s ship-owning subsidiaries are subject to registration and tonnage taxes, which have been included in Vessel operating expenses in the accompanying consolidated statements of comprehensive income/(loss). The Company and its subsidiaries were not subject to United States federal income taxation in respect of income that is derived from the international operation of ships and the performance of services directly related as they qualified for the exemption of Section 883 of the Internal Revenue Code of 1986, as amended.

11.	Loss Per Share:

The Company calculates earnings/(loss) per share by dividing net income/(loss) available to common stockholders in each period by the weighted-average number of common shares outstanding during that period, after adjusting for the effect of cumulative dividends on the Series A Preferred Shares, whether or not earned, and only at periods when dividends on the Series A Preferred Shares are contractually allowed to accumulate.

Diluted earnings/(loss) per share, if applicable, reflects the potential dilution that could occur if potentially dilutive instruments were exercised, resulting in the issuance of additional shares that would then share in the Company’s net income. As of June 30, 2020, securities that could potentially dilute basic loss per share that were excluded from the computation of diluted loss per share, because to do so would have been antidilutive for the period presented, were the incremental shares in connection with the 59,110,000 unexercised, as of June 30, 2020, Class A warrants (Note 7), calculated in accordance with the treasury stock method. The Company had no dilutive securities in the six month period ended June 30, 2019.

The components of the calculation of basic and diluted net loss per common share in each of the periods comprising the accompanying consolidated unaudited interim condensed statements of comprehensive income/(loss) are as follows:

	Six months ended June 30,	Six months ended June 30,
	2019	2020
Net income/(loss) and comprehensive income/(loss)	$316,572	$(404,468)
Less: Cumulative dividends on Series A Preferred Shares	(1,670,819)	—
Net loss and comprehensive loss available to common shareholders	(1,354,247)	(404,468)
Weighted average number of common shares outstanding, basic and diluted	2,400,000	8,027,649
Net loss per common share, basic and diluted	$(0.56)	$(0.05)

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

12.	Vessel Operating and Voyage Expenses:

The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss) are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
Vessel Operating Expenses	2019	2020
Crew & crew related costs	$443,372	$1,291,082
Repairs & maintenance, spares, stores, classification, chemicals & gases, paints, victualling	223,111	848,575
Lubricants	75,366	130,009
Insurances	60,884	193,912
Tonnage taxes	18,455	53,840
Other	53,072	86,918
Total vessel operating expenses	$874,260	$2,604,336

	Six months ended June 30,	Six months ended June 30,
Voyage expenses	2019	2020
Brokerage commissions	$33,579	$66,585
Port & other expenses	11,895	55,281
Bunkers consumption	—	122,469
Loss on bunkers	12,475	15,265
Total voyage expenses	$57,949	$259,600

13.	General and Administrative Expenses:

General and administrative expenses include costs in relation to the administration of the Company and its non-recurring public registration costs.

Company Administration Expenses: The amounts in the accompanying unaudited interim condensed consolidated statements of comprehensive income/(loss) are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2019	2020
Audit fees	$40,585	$48,640
Board members and executive compensation	6,000	16,000
Other professional fees	66,835	172,996
Total	$113,420	$237,636

Public Registration Costs: During the six month period ended June 30, 2019, the Company incurred public registration costs of $132,091. Public registration costs related to the costs incurred by the Company in connection with the Company’s registration and listing of its 2,400,000 issued and outstanding common shares on the Nasdaq on February 11, 2019. Apart from registration and listing costs, public registration costs further include legal, consultancy and other costs incurred in connection with the subject listings.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

14.	Interest and Finance Costs:

The amounts in the accompanying unaudited interim consolidated balance sheets are analyzed as follows:

	Six months ended June 30,	Six months ended June 30,
	2019	2020
Interest on long-term debt – third parties	$—	$374,556
Interest on long-term debt – related party (Note 3 (c))	—	151,667
Interest on convertible debt – non cash (Note 6)	—	57,773
Amortization and write-off of deferred finance charges	—	541,441
Amortization and write-off of convertible notes beneficial conversion feature	—	532,437
Other finance charges	1,554	7,954
Total	$1,554	$1,665,828

15.	Subsequent Events:

(a)            July Equity Offering: On July 15, 2020, the Company completed a registered direct offering with certain unaffiliated institutional investors pursuant to which it issued and sold an aggregate of 57,750,000 of its common shares at an offering price of $0.30 per common share, while, in a concurrent private placement the Company issued and sold warrants to purchase up to 57,750,000 of its common shares at an exercise price of $0.35 per common share (the “July Equity Offering”). The July Equity Offering resulted in gross proceeds to the Company of approximately $17.3 million.

(b)            Acquisition of New Panamax vessel (to be named M/V Magic Horizon): On July 28, 2020, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Panamax dry bulk carrier vessel at a gross purchase price of $12.75 million. The Company expects to finance the vessel acquisition with cash on hand that it raised in the June Equity Offering and the July Equity Offering and delivery of the vessel from its sellers is expected to take place at the end of the third quarter or the beginning of the fourth quarter of 2020.

(c)            Class A Warrants Update: Subsequent to June 30, 2020 and up to September 8, 2020, there were subsequent exercises of 3,019,500 Class A Warrants which resulted in the issuance of an equivalent number of the Company’s common shares and proceeds to the Company of approximately $1.1 million.

(d)            New Management Agreements with Castor Ships: On September 1, 2020, the Company and its shipowning subsidiaries entered into a master management agreement (the “Master Agreement”) with Castor Ships S.A. (“Castor Ships”), a company ultimately beneficially owned by the Company’s Chairman, Chief Executive Officer and Chief Financial Officer. Pursuant to the terms of the Master Agreement each of the Company’s shipowning subsidiaries also entered into separate commercial shipmanagement agreements with Castor Ships (the “Commercial Shipmanagement Agreements” and together with the Master Agreement, the “Castor Ships Management Agreements”). Under the terms of the Castor Ships Management Agreements, having all September 1, 2020 as their effective date, Castor Ships manages overall the Company’s business and provides commercial, chartering and administrative services, including, but not limited to, securing employment for the Company’s fleet, arranging and supervising the vessels’ commercial operations, handling all the Company’s vessel sale and purchase transactions, undertaking related shipping project and management advisory and support services, as well as other associated services requested from time to time by the Company and its shipowning subsidiaries. In exchange for these services, the Company and its subsidiaries will pay Castor Ships (i) a flat quarterly management fee in the amount of $0.3 million for the management and administration of the Company’s business, (ii) a daily fee of $250 per vessel for the provision of the services under the Commercial Shipmanagement Agreements,  (iii) a commission rate of 1.25% on all charter agreements arranged by Castor Ships and (iv) a commission of 1% per transaction in connection with any sale or purchase of vessels for the Company.

CASTOR MARITIME INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. Dollars – except for share data unless otherwise stated)

15.	Subsequent Events (continued):

The Castor Ships Management Agreements have a term of five years and such term automatically renews for successive five-year terms on each anniversary of the effective date, unless the agreements are terminated earlier in accordance with the provisions contained therein. In the event that the Castor Ships Management Agreements are terminated by the Company, or are terminated by Castor Ships due to a material breach of the Master Agreement by the Company or a change of control in the Company, Castor Ships shall be entitled to a termination fee equal to four times the total amount of the flat management fee and the per vessel management fees calculated on an annual basis.

(e)            Revised Management Agreements with Pavimar: On September 1, 2020, the Company’s shipowning subsidiaries entered into revised shipmanagement agreements with Pavimar which replaced the existing shipmanagement agreements in their entirety (the “Technical Shipmanagement Agreements”). Pursuant to the Technical Shipmanagement Agreements, effective September 1, 2020, Pavimar will continue to provide the range of technical, crewing, insurance and operational services stipulated in the previous agreements in exchange for which Pavimar will be paid a daily fee of $600 per vessel, versus the previous daily fee of $500 per vessel. The Pavimar Shipmanagement Agreements also provide for an automatically renewable five-year term and related termination provisions.